Pembina Pipeline Reaches Settlement With Shippers On Alliance Pipeline
All financial figures are in Canadian dollars unless otherwise noted.
CALGARY, ALBERTA, July 24, 2025 – Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that Alliance Pipeline Limited Partnership ("Alliance") has reached a negotiated settlement (the "Settlement") with shippers and interested parties (the "Shipper Committee") on the Canadian portion of the Alliance Pipeline and filed an application with the Canada Energy Regulator (the "CER") seeking approval of the Settlement. Separately, Alliance announced it is soliciting non-binding expressions of interest for a new regional short-haul transportation service.
"We are pleased after many months of complex, yet productive, discussions to have reached a negotiated solution with the Shipper Committee, consisting of over 30 members," said Scott Burrows, Pembina's President and Chief Executive Officer. "The negotiated tolls are competitive and will provide toll certainty to Shippers. The Settlement is fair and equitable to Alliance and all Shippers. We now look forward to a timely response from the CER."
In November 2024, the CER ordered Alliance to submit for approval a detailed toll application justifying why its current tolling methodology remained compliant with the Canadian Energy Regulator Act, or a new tolling methodology application. Likewise, the CER ordered that the current tolls be deemed interim tolls until resolution of the above. Following the CER order, Alliance worked collaboratively with the Shipper Committee towards a negotiated settlement.
Highlights of the Settlement include:
•A 10-year term, effective November 1, 2025 - October 31, 2035.
•A revised term-differentiated toll schedule that includes the establishment of a new 10-year toll and a reduction to the existing 1-year, 3-year and 5-year tolls ("New Tolls"). The New Tolls are expected to reduce existing long-term firm tolls by an average of 14 percent on a volume weighted average basis.
•All existing long-term firm service contracts will incorporate the New Tolls, and the New Tolls will remain fixed for the 10-year period effective November 1, 2025.
•The Settlement offers existing long-term firm shippers a one-time term extension option, enabling shippers to take advantage of the new term-differentiated tolls, effective November 1, 2025. Alliance anticipates a significant portion of contracted volumes to take advantage of the 10-year toll, thereby extending the weighted average term of Alliance's contractual profile.
•Revenue from biddable transportation service (seasonal and interruptible) for volumes above long-term firm capacity of 1.325 billion cubic feet per day, will be shared 50/50 between Alliance and firm and seasonal shippers, thus aligning the interests of Alliance and its shippers and maintaining Alliance's ability to fairly and equitably allocate short-term capacity when available and demanded by the market.
•The Settlement has no retroactive impact on the interim tolls in effect since November 2024. The interim tolls will be made final and apply until October 31, 2025.
•Alliance will remain under an 'at-risk' commercial model where returns and Alliance's ability to recover operating costs are squarely driven by the customer demand for its service and Alliance's ability to efficiently provide such service and manage costs.
•Alliance will return approximately $95 million, currently held as an existing liability on Alliance's balance sheet, associated with eligible recoverable costs ("Recoverable Cost Variance"). The economic impact to Alliance of the return of this balance is limited to foregone carrying charges, which previously accrued at

8.75 percent. Alliance's ability to recover the same limited categories of cost in the future via surcharges under the Settlement is unchanged.
The Shipper Committee supported the Settlement through a vote on July 23, 2025. The Settlement is contingent on approval by the CER. Alliance has filed an application with the CER requesting approval of the Settlement by September 15, 2025. The full application is available for viewing on the CER Website.
Pembina expects the financial impact to Alliance from the Settlement over the next 10 years will be an approximately $50 million per year reduction in long-term firm service revenue, plus the impact of the new revenue sharing provision. The impact of the revenue sharing provision is subject to biddable transportation service tolls, which will depend primarily on future commodity prices. The estimated impact of the revenue sharing provision assuming an AECO-Chicago natural gas spread of C$1.50 per thousand cubic feet ("mcf") is approximately $40 million. The estimated impact of every incremental C$0.25/mcf change is approximately $10 million. Applying the terms of the Settlement to Alliance's financial results over the historical five-year period from 2020 to 2024, the average annual impact of the Settlement, including the reduction in long-term firm service revenue and the impact of the new revenue sharing provision, would have been approximately $95 million.
Alliance has a proven track record of high reliability and high utilization and is unique in its ability to transport liquids-rich, Canadian-produced natural gas, while providing a cross-border conduit to high demand U.S. markets. Pembina looks forward to continuing to deliver exceptional customer service and maximizing the value of this critical and highly differentiated North American energy infrastructure asset.

Prospective Regional Short-Haul Alliance Expansion
Alliance is soliciting non-binding expressions of interest for a prospective new short-haul expansion providing transportation capacity to Alberta's Industrial Heartland with delivery to Fort Saskatchewan, Alberta. As part of its proposed offering, Alliance has initiated a feasibility study for up to 350 million cubic feet per day of incremental capacity with an anticipated in-service date in late 2029.

About Alliance Pipeline
The Alliance Pipeline delivers an average of 1.7 bcf/d of liquids rich gas and consists of an approximately 3,850 km integrated Canadian and U.S. natural gas transmission pipeline, from the WCSB and the Williston Basin in North Dakota to natural gas markets in the Chicago, Illinois area. The Canadian portion of the Alliance Pipeline consists of a 1,561 km natural gas mainline pipeline and related lateral pipelines connected to natural gas receipt locations, primarily at gas processing facilities in northwestern Alberta and northeastern British Columbia. The U.S. portion of the Alliance Pipeline consists of 1,556 km of infrastructure, including the 129 km Tioga lateral in North Dakota.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: the expected term, conditions, costs, timing and impact of the Settlement, including its expected financial impact to Alliance; the impact of the New Tolls; the expected timing and impact of the decision by the CER; and the expected impact on Alliance's contracted volumes.

The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: that the approval by the CER will occur on a timely basis; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy) and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on May 8, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: unfavourable outcomes to Alliance in respect of the ultimate CER decision relating to the Settlement; required changes to the design or scope of the Settlement that result in significant cost increases or timing delays or other negative implications in respect of the Settlement and the commitment of shippers thereon; the strength and operations of the oil and natural gas production industry and related commodity prices; the regulatory environment and decisions and Indigenous and landowner consultation requirements including the outcome of regulatory hearings; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages;-performance or default by counterparties to agreements which Pembina or one or more of its affiliates, including Alliance, has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in laws and treatment, including uncertainty with respect to the interpretation of the recently enacted Bill C-59 and related amendments to the Competition Act (Canada,; changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The purpose of the financial outlooks contained herein is to assist readers in understanding Pembina's expected financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com